AM
7-6-2004

AMENDMENT
UF 7-2-04

OMB APPROVAL	
OMB Number:	3235-0123
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04016708

ATES
NGE COMMISSION
. 20549

ANNUAL ~~AUDITED REPORT~~
FORM X-17A-5 (A)
~~PART III~~

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 21 2004
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-48981

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TEMPER OF THE TIMES INVESTOR SERVICES, INC.
FORMERLY TEMPER OF THE TIMES COMMUNICATIONS, INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 THEODORE FREMD AVENUE
(No. and Street)

RYE (City) NEW YORK (State) 10580 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ELENA FUSILLO (914) 925 - 0022
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

D'ARCANGELO & CO.,LLP
(Name - *if individual, state last, first, middle name*)

PROCESSED
JUL 08 2004
THOMSON FINANCIAL

3000 WESTCHESTER AVENUE (Address) PURCHASE (City) NEW YORK (State) 10577 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ELENA FUSILLO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TEMPER OF THE TIMES INVESTOR SERVICES, INC., as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public

ANA M. VASQUEZ
Notary Public, State of New York
No. 01VA6043386
Qualified in Bronx County
Commission Expires June 06 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

CONTENTS

DECEMBER 31, 2003 AND 2002

D'Arcangelo & Co.,LLP
Certified Public Accountants & Consultants
3000 Westchester Ave., Purchase, N.Y. 10577-2538
914-694-4600 Fax: 914-694-3658

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Temper of the Times Investor Services, Inc.
Rye, New York

We have audited the accompanying statement of financial condition of Temper of the Times Investor Services, Inc., formerly known as Temper of the Times Communications, Inc., as of December 31, 2003 and 2002, and the related statements of operations, changes in stockholders' equity, cash flows and changes in liabilities subordinated to claims of general creditors for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. These financial statements are reissued as discussed in note 9.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Temper of the Times Investor Services, Inc. as of December 31, 2003 and 2002, and the results of its operations, its cash flows, and its changes in liabilities subordinated to claims of general creditors for the years then ended in conformity with accounting principles generally accepted in the United States of America.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information on pages 14 to 17 is required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

D'Arcangelo + Co., LLP

February 25, 2004
(except for pages 2, 6, 10, 12, 14 and 17
as to which the date is April 16, 2004)

Mid-Hudson • Utica/Rome • Westchester

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2003 AND 2002

	2003	2002
ASSETS		
Cash and cash equivalents	$ 727,063	$ 733,463
Cash segregated under federal and other regulations	924,521	989,375
Receivables from customers	2,057	3,046
Securities inventory, at fair value	81,923	52,727
Prepaid expenses	1,810	350
Furniture, equipment, and leasehold improvements, net	4,165	6,518
Due from related entities	7,285	3,408
Total assets	$ 1,748,824	$ 1,788,887
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities:		
Payables to customers	$ 693,789	$ 720,600
Accounts payable and accrued expenses	31,602	46,623
Income taxes payable	125	225
Due to related entity	9,659	36,000
Subordinated loan payable, related entity	-	200,000
Loan payable, related entity	200,000	-
Total liabilities	935,175	1,003,448
Stockholders' equity:		
Common stock, $0.10 par value; 1,200,000 shares authorized, 1,066,400 issued and outstanding	106,640	106,640
Additional paid in capital	4,050	4,050
Retained earnings	702,959	674,749
Total stockholders' equity	813,649	785,439
Total liabilities and stockholders' equity	$ 1,748,824	$ 1,788,887

See notes to financial statements.

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

STATEMENT OF OPERATIONS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Revenues:		
Service fees	$ 1,048,207	$ 1,356,271
Interest and dividend income	35,436	33,607
Other revenue	103,978	80,711
Total revenues	1,187,621	1,470,589
Expenses:		
Employee compensation and benefits	207,453	167,580
Promotion	830,000	1,145,913
Occupancy and equipment rental	31,165	27,613
Postage and mailings	13,857	7,783
Licenses and taxes	20,197	13,620
Other operating expenses	44,739	46,057
Interest expense	12,000	12,000
Total expenses	1,159,411	1,420,566
Income from operations before income taxes	28,210	50,023
Provision for income taxes	-	-
Net income	$ 28,210	$ 50,023

See notes to financial statements.

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEARS ENDED DECEMBER 31, 2003 AND 2002

	Common stock	Additional paid in capital	Retained earnings	Total
Balance, January 1, 2002	$ 106,640	$ 4,050	$ 624,726	$ 735,416
Net income, year ended December 31, 2002	-	-	50,023	50,023
Balance, December 31, 2002	106,640	4,050	674,749	785,439
Net income, year ended December 31, 2003	-	-	28,210	28,210
Balance, December 31, 2003	$ 106,640	$ 4,050	$ 702,959	$ 813,649

See notes to financial statements.

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

STATEMENT OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Cash flows from operating activities:		
Net income	$ 28,210	$ 50,023
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	2,353	2,752
Unrealized gain on securities	(27,882)	15,739
(Increase) decrease in operating assets:		
Cash segregated under federal and other regulations	64,854	12,806
Receivables from customers	989	6,743
(Purchase) sale of marketable securities inventory	(1,314)	106,609
Prepaid expenses	(1,460)	707
Due from related entities	(3,876)	56,343
Other assets	-	2,782
Increase (decrease) in operating liabilities:		
Payables to customers	(26,811)	308
Accounts payable and accrued expenses	(15,022)	29,677
Due to related entity	(26,341)	11,999
Income taxes payable	(100)	(100)
Net cash provided by (used in) operating activities	(6,400)	296,388
Net increase (decrease) in cash	(6,400)	296,388
Cash and cash equivalents, beginning of year	733,463	437,075
Cash and cash equivalents, end of year	$ 727,063	$ 733,463
Supplemental disclosures:		
Interest paid	$ 36,000	$ -
Taxes paid	$ 100	$ 100

See notes to financial statements.

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

YEARS ENDED DECEMBER 31, 2003 AND 2002

	2003	2002
Change in subordinated liabilities	$ (200,000)	$ -
Subordinated liabilities, beginning of year	200,000	200,000
Subordinated liabilities, end of year	$ -	$ 200,000

Note: The subordination agreement expired December 1, 2003. On December 26, 2003, the Company filed an application with the National Association of Securities Dealers to extend the subordination until January 31, 2007. The subordination was approved effective January 30, 2004.

See notes to financial statements.

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2003 AND 2002

1. **Summary of significant accounting policies:**

Nature of operations

Temper of the Times Investor Services, Inc., formerly known as Temper of the Times Communications, Inc., (the Company) is engaged in a single line of business as a self-clearing securities broker/dealer, which provides a service to help customers become enrolled in dividend reinvestment plans of publicly-traded companies. This service is provided primarily to subscribers of *The Moneypaper*, a monthly newsletter, *Direct Investing*, a semi-monthly newsletter, and purchasers of the *Guide to Direct Investment Plans*, all of which are published by an affiliate. The Company is a member of the National Association of Securities Dealers ("NASD"). The Company operates in New York and its customers are located throughout the United States.

Receivables from customers

Receivables from customers are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its current assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to receivables from customers. Changes in the valuation allowance are not material to the financial statements.

Securities inventory

Securities inventory is recorded on a settlement date basis and marketable securities are stated at fair value based upon quoted market prices. Unrealized gains and losses are reflected in revenue. The Company's inventory is comprised exclusively of marketable corporate equity securities.

Furniture, equipment and leasehold improvements

Furniture, equipment and leasehold improvements are carried at cost. Depreciation is provided on a straight-line basis using estimated useful lives of 5-7 years.

1. Summary of significant accounting policies (continued):

Revenue recognition

Customer securities transactions and related revenues and expenses in connection with the dividend reinvestment plan service are recognized on a settlement date basis. With respect to the Company's method of conducting business, there is no material difference between the accounting on a settlement date basis as compared to a trade date basis.

Advertising costs

The Company expenses the costs of advertising when incurred. Advertising expenses of $830,000 and $1,145,913 for 2003 and 2002, respectively, were paid to an affiliate.

Income taxes

The Company's shareholders elected S corporation status for federal and New York State income tax purposes. All taxable income and expense items are allocated to the shareholders for inclusion in their respective income tax returns. Accordingly, there is no provision for federal income taxes. The income tax provision consists entirely of current New York State taxes.

There are no deferred taxes as the timing differences between accounting and tax items are immaterial.

Cash and cash equivalents

For purposes of the statement of cash flows, the Company considers all highly-liquid securities with a maturity of three months or less, when purchased, to be cash equivalents. Included in cash equivalents is a money market account of $22,207 for 2002.

Accounting for long-lived assets

The Company reviews long-lived assets for impairment whenever circumstances and situations change such that there is an indication that the carrying amounts may not be recovered. At December 31, 2003, the Company believes that there has been no impairment of its long-lived assets.

1. **Summary of significant accounting policies (continued):**

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of income and expenses during the reporting period. Actual results could differ from those estimates.

2. **Cash segregated under Federal and other regulations:**

Cash has been segregated in a special reserve bank account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Act of 1934.

3. **Receivables from customers and payables to customers:**

Receivable from customers represent uncollateralized underpayments of security purchases.

The Company accounts for monies received from customers as a payable until the requested securities are purchased and any excess funds are refunded.

4. **Furniture and equipment:**

Furniture and equipment are summarized as follows:

	2003	2002
Furniture and equipment	$ 315,216	$ 315,216
Accumulated depreciation	311,051	308,698
	$ 4,165	$ 6,518

Depreciation expense amounted to $2,353 and $2,752 for 2003 and 2002, respectively.

5. **Retirement plan:**

The Company maintains a defined contribution retirement plan covering all employees who have attained the age of 21 and have been employed by the Company for at least two years. Contributions are made at management's discretion and are based on compensation. The Company did not accrue a contribution for 2003 or 2002.

The Company maintains a 401(k) plan covering all eligible employees. The Company has an option to match the employee contributions. The employees made voluntary plan contributions in 2003.

6. **Net capital requirements:**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $250,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2003, the Company had net capital of $786,044, which was $536,044 in excess of its required net capital of $250,000. The Company's aggregate indebtedness to net capital ratio was 0.05 to 1.

7. **Regulation:**

The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"). The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the NASD, which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices, the use and safekeeping of customers' funds and securities, and the conduct of directors, officers and employees.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

8. Concentrations:

Credit risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash accounts in financial institutions, which from time to time exceed the Federal depository insurance coverage limit. The Company maintains its cash accounts with high quality financial institutions to minimize risk.

Business risk

The Company's revenues and profitability is affected by many conditions, including changes in economic conditions, inflation, political events, and investor sentiment. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

Stock purchases

The Company uses a market maker and a broker-dealer to purchase the stock used to fulfill customer enrollment orders. A change in brokerage firms could cause a delay in the fulfillment of customer enrollment orders and a possible loss of sales, which could adversely affect operating results.

9. Related party transactions:

Advertising and overhead expenses

The Company paid $830,000 and $1,145,913 for 2003 and 2002, respectively, to an affiliate for subscriptions to financial publications published by the affiliate. The Company received $350,000 and $496,235 from an affiliate for service fee waivers to be used as a promotion to subscribers of the affiliate's financial publications in 2003 and 2002, respectively. The Company also received $100,000 from an affiliate for company and transfer agent information for its publications and the *Guide to Direct Investment Plans* in 2002.

9. **Related party transactions (continued):**

Service fee discounts

The Company offers a subsidized service fee for stock purchases to subscribers of its affiliate's newsletter. The affiliate reimburses the Company the amount of the discount. The Company received $314,275 and $357,845 from the affiliate in 2003 and 2002, respectively.

Due from related entities

This receivable is non-interest bearing and is a result of transactions occurring between the affiliates in the normal course of business.

Due to related entity

This payable is non-interest bearing and is a result of transactions occurring between the affiliates in the normal course of business.

Loan payable, related party (2003) and subordinated loan payable, related party (2002)

The Company received a $200,000 loan from an affiliate in 1999. The loan was due in full on December 1, 2003 with interest at 6% per annum. The affiliate agreed to subordinate any right to receive payment of principal to the prior payment or provision for payment in full against all claims of all present and future creditors of the Company arising out of any matter occurring prior to the date the obligation matures. On November 28, 2003, the affiliate extended the maturity date of the loan to January 31, 2007 and the interest rate was maintained at 6%. On December 26, 2003, the Company filed an application with the National Association of Securities Dealers to extend the subordination until January 31, 2007. The subordination was approved effective January 30, 2004.

The Company recorded interest of $12,000 for 2003 and 2002 on the above loan. In 2002, the unpaid interest was included in "Due to related entity". During the year ended December 31, 2003, the Company paid all the accrued interest on the loan.

The financial statements were originally issued showing the related party debt as subordinated debt as that was the intention of management Subsequent to the issuance of the financial statements, the Company was notified by the regulatory authorities that the debt was not considered subordinated for purposes of capital requirements under Rule 15c3-1 as of December 31, 2003. The financial statements have been restated based upon the aforementioned opinion of the NASD.

9. **Related party transactions (continued):**

Rental expense

The Company leases its office premises from an affiliate pursuant to a lease which expires on August 31, 2006.

The following summarizes, by year, future minimum lease payments under this lease for the next four years as of December 31, 2003:

Year ending December 31,	Amount
2004	$ 29,343
2005	29,343
2006	19,570
	$ 78,256

Rent expense totaled $28,313 and $28,872 for 2003 and 2002, respectively.

10. **Financial instruments:**

Substantially all the Company's financial instruments are carried at fair value or amounts that approximate fair value.

11. **Securities in the process of transfer:**

The Company fulfills customer orders by purchasing securities through brokers and arranges for the transfer of the shares purchased to the ultimate owner through the respective transfer agents. The Company does not record the value of securities in the process of transfer in the accompanying financial statements. The value of securities purchased in the process of transfer totals $90,530 at December 31, 2003.

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

NET CAPITAL		
Total stockholders' equity	$	813,649
Add: Subordinated borrowings allowable for net capital		-
Total capital and allowable subordinated borrowings		813,649
Deductions and/or charges		
Nonallowable assets:		
Receivables from customers		2,057
Prepaid expenses		1,810
Furniture, equipment, and leasehold improvements, net		4,165
Due from related entities		7,285
		15,317
Net capital before haircuts on securities positions		798,332
Haircuts:		
Securities inventory		12,288
Total haircuts		12,288
Net capital	$	786,044
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Payables to customers	$	693,789
Accounts payable and accrued expenses		31,602
Income taxes payable		125
Due to related entity		9,659
		735,175
Less adjustment based on special reserve bank accounts		693,789
Total aggregate indebtedness	$	41,386
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital under rule 15c3-1(a)(1)(i)	$	2,759
Minimum net capital under rule 15c3-1(a)(2)(i)	$	250,000
Required minimum net capital (greater of rule 15c3-1(a)(1)(i) or rule 15c3-1(a)(2)(i))	$	250,000
EXCESS CAPITAL AT STANDARD MINIMUM	$	536,044
EXCESS NET CAPITAL AT 1500%	$	783,285
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.05 to 1

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

Credit balances:		
Free credit balances and other credit balances in customers' securities accounts	$	693,789
Debit balances:		
Cash segregated under federal and other regulations		924,521
Reserve computation:		
Excess of total debits over total credits	$	230,732

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

1. Customers' fully paid and excess margin securities not in respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3)	None
A. Number of items	None
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from temporary lags which result from normal business operations as permitted under rule 15c3-3	None
A. Number of items	None

TEMPER OF THE TIMES INVESTOR SERVICES, INC.

RECONCILIATION PURSUANT TO RULE 17A-5(D)(4) OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2003

Reconciliation with Company's computation (included in Part II of Form X-17a-5 as of December 31, 2003):

Net capital, as reported in Company's Part II (unaudited) FOCUS report	$ 1,022,695
Audit adjustments:	
Net expense adjustments	(55,052)
Net income adjustments	18,401
Release of subordination of related party loan payable	(200,000)
Total audit adjustments	(236,651)
Net capital per audited financial statements	$ 786,044

D'Arcangelo & Co., LLP
Certified Public Accountants & Consultants
3000 Westchester Ave., Purchase, N.Y. 10577-2538
914-694-4600 Fax: 914-694-3658

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To the Board of Directors
Temper of the Times Investor Services, Inc.
Rye, New York

In planning and performing our audit of the financial statements and supplementary schedules of Temper of the Times Investor Services, Inc. (the Company), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practice and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by the employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that are considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practice and procedures were adequate at December 31, 2003, to meet the SEC's objectives.

The report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and and is not intended to be and should not be used by anyone other than these specified parties.

D'Arcangelo + Co., LLP

February 25, 2004